Exhibit 15.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-175709 on Form S-8 of our reports dated April 27, 2015, relating to the financial statements of Sky-mobi Limited and the effectiveness of Sky-mobi Limited’s internal control over financial reporting (which report expresses an adverse opinion on the effectiveness of Sky-mobi Limited 's internal control over financial reporting because of a material weakness and includes an explanatory paragraph relating to the translation of Renminbi amounts to United States dollar amounts for the convenience of readers in the United States of America), appearing in this Transition Report on Form 20-F of Sky-mobi Limited for the nine-month transition period ended December 31, 2014.

/s/Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China
April 27, 2015